UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COMMAND SECURITY CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20050L100

(CUSIP Number)

Mr. Peter T. Kikis

c/o Arcadia Securities

720 Fifth Avenue, 10th Floor

New York, New York 10019

(212) 231-4100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 7 Pages

Exhibit Index: Page 6

CUSIP No. 20050L100	Page 2 of 7 Pages

1	Names of Reporting Persons

Peter T. Kikis

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                        [  ]
6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		1,560,827
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,560,827
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,560,827

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[	]
13	Percent of Class Represented By Amount in Row (11)

14.26%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 20050L100	Page 3 of 7 Pages

                               This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Command Security Corporation, a New York corporation (the “Issuer”). This Amendment No. 1 amends and restates the initial statement on Schedule 13D, dated September 8, 2004, filed by the Reporting Person (as defined herein).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to Shares of the Issuer. The address of the principal executive office of the Issuer is Lexington Park, LaGrangeville, New York 12540.

Item 2.	Identity and Background.

This Statement is filed on behalf of Peter T. Kikis, a United States citizen (the “Reporting Person”). The Reporting Person is the chairman of the Issuer’s board of directors. The principal business address of the Reporting Person is c/o Arcadia Securities, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

This Statement relates to Shares held by: (i) the Reporting Person and (ii) a grantor retained annuity trust over which the Reporting Person has discretionary investment authority (the “GRAT”).

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As specifically listed on Exhibit A attached hereto and incorporated by reference, from December 8, 2009, through December 14, 2009, the Reporting Person acquired beneficial ownership of an aggregate of 27,772 additional Shares using personal funds in open-market transactions.

Item 4.	Purpose of Transaction.

The Shares were acquired in the ordinary course of business and were not acquired with the purpose or intent of influencing control of the Issuer. The Reporting Person reviews its holdings of the Issuer on an ongoing basis. Depending on such review, the Reporting Person may make additional purchases or sales of the Shares in the future and/or may seek to retain an investment in the Issuer after consummation of the acquisition. Except as otherwise described herein, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a)        As of November 6, 2009, the number of Shares outstanding was 10,872,098 based on the information contained in the Issuer's Form 10-Q filed on November 12, 2009. As of the date hereof, the Reporting Person may be deemed the beneficial owner of 1,560,827 Shares (approximately 14.26% of the total number of Shares outstanding assuming the exercise of all of the options held for the

CUSIP No. 20050L100	Page 4 of 7 Pages

benefit of the Reporting Person). This number consists of: (i) 27,772 Shares held by the Reporting Person; (ii) 1,460,555 Shares held by the GRAT; and (iii) 72,500 Shares issuable upon the exercise of options held by the GRAT.

(b)      The Reporting Person may be deemed to have the sole power to direct the voting and disposition of 1,560,827 Shares assuming the exercise of all of the options held for the benefit of the Reporting Person.

  (c)        Except as set forth on Exhibit A hereto, there have been no transactions effected with respect to the Shares by the Reporting Person in the past 60 days.

   (d)       Not applicable

   (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Except as otherwise described in this Item 6, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Person has received options, which were then subsequently transferred to the GRAT, issued pursuant to the Issuer’s 2005 Stock Incentive Plan (the “2005 Plan”) to purchase 72,500 Shares at exercise prices ranging from $2.05 per share to $3.36 per share. A copy of the 2005 Plan has been filed as Exhibit 99.5 to the Issuer’s Form 10-K filed on June 28, 2006, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 20050L100	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2009	PETER T. KIKIS

/s/ Peter T. Kikis

CUSIP No. 20050L100	Page 6 of 7 Pages

EXHIBIT INDEX

Page No.

A.	Schedule of transactions in the Shares in the past 60 days	7

CUSIP No. 20050L100	Page 7 of 7 Pages

EXHIBIT A

Transactions in the securities of Command Security Corporation in the past 60 days

Date of Transaction	For the Account of	Nature of Transaction	Number of Securities	Price per Share
12/8/2009	Reporting Person	Open Market Purchase	20,000	$1.89
12/14/2009	Reporting Person	Open Market Purchase	7,772	$2.00